Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(millions of dollars)

Earnings, as defined:
Net income	$1,068	$945	$831	$789	$836
Income taxes	654	580	473	443	451
Fixed charges included in the determination of net income, as below	411	382	347	359	325
Total earnings, as defined	$2,133	$1,907	$1,651	$1,591	$1,612

Fixed charges, as defined:
Interest expense	$387	$361	$318	$334	$304
Rental interest factor	8	8	7	7	7
Allowance for borrowed funds used during construction	16	13	22	18	14
Fixed charges included in the determination of net income	411	382	347	359	325
Capitalized interest	1	3	2	—	—
Total fixed charges, as defined	$412	$385	$349	$359	$325

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	5.18	4.95	4.73	4.43	4.96
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.